SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Parker Drilling Company
(Name of Issuer)

Common Stock, par value $0.16 2/3 per share
(Title of Class of Securities)

701081507
(CUSIP Number)

March 26, 2019
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 701081507	13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS Highbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,095,846 shares of Common Stock (including 639,885 shares of Common Stock issuable upon exercise of warrants) (see Item 4)*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,095,846 shares of Common Stock (including 639,885 shares of Common Stock issuable upon exercise of warrants) (see Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,095,846 shares of Common Stock (including 639,885 shares of Common Stock issuable upon exercise of warrants) (see Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.90%* (see Item 4)*
12	TYPE OF REPORTING PERSON IA, OO

* As more fully described in Item 4, the reported warrants are subject to a 9.90% blocker and the percentage set forth in row (11) gives effect to such blocker. However, rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the exercise in full of the reported warrants and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 701081507	13G	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS 1992 MSF International Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,309,693 shares of Common Stock (including 467,735 shares of Common Stock issuable upon exercise of warrants) (see Item 4)*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,309,693 shares of Common Stock (including 467,735 shares of Common Stock issuable upon exercise of warrants) (see Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,309,693 shares of Common Stock (including 467,735 shares of Common Stock issuable upon exercise of warrants) (see Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.83% (see Item 4)*
12	TYPE OF REPORTING PERSON OO

* As more fully described in Item 4, the reported warrants are subject to a 9.90% blocker and the percentage set forth in row (11) gives effect to such blocker. However, rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the exercise in full of the reported warrants and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9)

CUSIP No. 701081507	13G	Page 4 of 8 Pages

Item 1 (a).	NAME OF ISSUER:

The name of the issuer is Parker Drilling Company (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 5 Greenway Plaza, Suite 100, Houston, Texas 77046.

Item 2(a).	NAME OF PERSON FILING:
Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
Item 2(c).	CITIZENSHIP:

This statement is filed by:

(i)	Highbridge Capital Management, LLC 40 West 57th Street, 32nd Floor New York, New York 10019 Citizenship: State of Delaware
(ii)	1992 MSF International Ltd. c/o Highbridge Capital Management, LLC 40 West 57th Street, 32nd Floor New York, New York 10019 Citizenship: Cayman Islands

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.16 2/3 per share (the "Common Stock").

Item 2(e).	CUSIP NUMBER:

701081507

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,

CUSIP No. 701081507	13G	Page 5 of 8 Pages

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _____________________

Item 4.	OWNERSHIP.

(a)       Amount beneficially owned:

As of the date hereof and subject to the 9.90% Blocker (as defined in Item 4(b) below), (i) 1992 MSF International Ltd. may be deemed to beneficially own 1,309,693 shares of Common Stock (including 467,735 shares of Common Stock issuable upon exercise of warrants) and (ii) Highbridge Capital Management, LLC, as the trading manager of 1992 MSF International Ltd. and 1992 Tactical Credit Master Fund, L.P. (collectively, the "Highbridge Funds"), may be deemed to be the beneficial owner of 2,095,846 shares of Common Stock (including 639,885 shares of Common Stock issuable upon exercise of warrants) held by the Highbridge Funds.

(b)       Percent of class:

The percentages used herein and in the rest of this Schedule 13G are calculated based upon 15,044,374 shares of Common Stock reported to be outstanding as of March 26, 2019, as reported in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 26, 2019 and assumes the exercise of the warrants (the "Reported Warrants") held by the Highbridge Funds, subject to the 9.90% Blocker. Therefore, as of the date hereof, (i) 1992 MSF International Ltd. may be deemed to beneficially own 5.83% of the outstanding shares of Common Stock and (ii) Highbridge Capital Management, LLC may be deemed to beneficially own 9.90% of the outstanding shares of Common Stock of the Company.

Pursuant to the terms of the Reported Warrants, the Reporting Persons cannot exercise the Reported Warrants to the extent the Reporting Persons would beneficially own, after any such exercise, more than 9.90% of the outstanding shares of Common Stock (the "9.90% Blocker") and the percentage set forth in Row (11) of the cover page for each Reporting Person gives effect to the 9.90% Blocker. Consequently, at this time, the Reporting Persons are not able to exercise all of such Reported Warrants due to the 9.90% Blocker.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock (including the shares of Common Stock issuable upon exercise of the warrants) held by the Highbridge Funds.

CUSIP No. 701081507	13G	Page 6 of 8 Pages

(c)       Number of shares as to which such person has:

(i)       Sole power to vote or to direct the vote

0

(ii)       Shared power to vote or to direct the vote

See Item 4(a)

(iii)       Sole power to dispose or to direct the disposition of

0

(iv)       Shared power to dispose or to direct

the disposition of See Item 4(a)

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

See Item 2.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each Reporting Person hereby makes the following certification:

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 701081507	13G	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: April 5, 2019

HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By:	/s/ John Oliva
Name:	John Oliva
Title:	Managing Director

1992 MSF INTERNATIONAL LTD.

By:	Highbridge Capital Management, LLC
its Trading Manager

By:	/s/ John Oliva
Name:	John Oliva
Title:	Managing Director

CUSIP No. 701081507	13G	Page 8 of 8 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: April 5, 2019

HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By:	/s/ John Oliva
Name:	John Oliva
Title:	Managing Director

1992 MSF INTERNATIONAL LTD.

By:	Highbridge Capital Management, LLC
its Trading Manager

By:	/s/ John Oliva
Name:	John Oliva
Title:	Managing Director